Exhibit 4.1

RIDER X

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of the April 30, 2023, Champions Oncology, Inc. has authorized capital stock consisting of 200,000,000 shares of common stock, par value $0.001 per share. The following description summarizes the material terms of common stock.

Holders of our common stock are entitled to one vote per share. Our certificate of incorporation, as amended, does not provide for cumulative voting. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of our provision for all liabilities.